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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Capital Factors Holding, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    139905103
                                 --------------
                                 (CUSIP Number)

                                Jackson W. Moore
                                    President
                    Union Planters Bank, National Association
                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-2877
                                 --------------

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 31, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP No.:   139905103
                      ---
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1.       Name of Reporting Person:    Union Planters Bank, National Association
                                  ----------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person:
                                                           ---------------------
                      I.R.S. Identification No. 62-0859-006
         -----------------------------------------------------------------------

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2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         a.       [ ]               b.      [ ]

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3.       SEC Use Only

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4.       Source of Funds (see Instructions):           [WC; OO]
                                            ------------------------------------

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):  [ ]

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6.       Citizenship or Place of Organization:        United States
                                              ----------------------------------

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

                            7.      Sole Voting Power:          11,333,350
                                                      -------------------------
Number of
Shares Beneficially         8.      Shared Voting Power:        11,333,350
Owned by                                                -----------------------
Each Reporting
Person With                 9.      Sole Dispositive Power:     11,333,350
                                                           --------------------

                            10.     Shared Dispositive Power:   11,333,350
                                                             ------------------

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11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:          11,333,350
                          ------------------------------------------------------

--------------------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
         (See Instructions):        [ ]

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13.      Percent of Class Represented by Amount in Row 11:         92.02%(1)
                                                          ----------------------

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14.      Type of Reporting Person (See Instructions):             BK
                                                     ---------------------------

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---------------
(1)Calculated on the basis of 12,309,012 shares outstanding as of August 31, 1998.


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ITEM 1.      SECURITY AND ISSUER.

           This statement relates to the common stock of Capital Factors Holding, Inc.("CFH"), $.01 par value per share ("CFH Common Stock"). CFH is a Delaware corporation with principal executive offices located at 1799 West Oakland Park Boulevard, Fort Lauderdale, Florida 33311.

ITEM 2.      IDENTITY AND BACKGROUND.

           This statement is being filed by Union Planters Bank, National Association ("UPBNA"), a national banking association with principal executive offices located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018. The principal business of UPBNA is the provision of such services ordinarily provided by a national bank.

           To the best of UPBNA's knowledge, during the last five years, neither UPBNA nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPBNA, Union Planters Holding Corporation ("UPHC"), and Union Planters Corporation, a Tennessee corporation ("UPC").

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           As described in Item 4, UPBNA purchased a total of 675,650 shares of CFH Common Stock with working capital funds all at a purchase price of $17.50 a share.

ITEM 4.      PURPOSE OF TRANSACTION.

           On August 31, 1998 UPBNA made an open market purchase of 444,900 shares of CFH Common Stock at a purchase price of $17.50. On September 1, 1998, UPBNA purchased an additional 143,250 shares of CFH Common Stock in an open market purchase at a purchase price of $17.50 per share. On September 3, 1998 UPBNA purchased an additional 87,500 shares of CFH Common Stock in an open market purchase for $17.50 per share. This transaction brought UPBNA's interest in CFH to approximately 92.02% of the total outstanding shares of CFH Common Stock. The purpose of the transaction was to increase UPBNA's investment in CFH as opportunities arose.


ITEM 5.      INTEREST IN SECURITIES OF CFH.

           The 11,333,350 shares of CFH Common Stock held by UPBNA after the transactions described in this Amendment No. 1 to Schedule 13 D represent approximately 92.02% of the total number of the outstanding shares of CFH Common Stock calculated on the basis of 12,309,012 shares outstanding as of August 31, 1998.


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           Other than as set forth in this Item 5 and in Item 5 of the
Schedule 13D filed by UPBNA with respect to certain purchases of CFH Common Stock made August 10, 1998 (the "Original Schedule 13D"), to the best of UPBNA's knowledge (i) neither UPBNA nor any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors beneficially owns any shares of CFH Common Stock, and (ii) other than the transactions described in Item 4 and in
Item 4 of the Original Schedule 13D, there have been no transactions in the shares of CFH Common Stock effected during the past 60 days by UPBNA, nor to the best of UPBNA's knowledge, by any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors.

           No other person is known by UPBNA to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of CFH Common Stock held by UPBNA.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CFH.

         None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         None


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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


UNION PLANTERS BANK, NATIONAL ASSOCIATION



Date:  September 4, 1998         By:   /s/ M. Kirk Walters
     -------------------            --------------------------------------------
                                           M. Kirk Walters
                                           Senior Vice President, Treasurer and
                                              Chief Accounting Officer


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